SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  Amendment No.

                     INNOVATIVE SOFTWARE TECHNOLOGIES, INC.
                                (Name of Issuer)

                          Common Stock $.001 par value
                         (Title of Class of Securities)

                                  45768 A 10 4
                                 (CUSIP Number)

                               DOUGLAS S. HACKETT
                          204 N.W. Platte Valley Drive
                               Riverside, MO 64150
                                  816-584-8031

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 APRIL 16, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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                                  SCHEDULE 13D

CUSIP No. 45768 A 10 4

1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

     Douglas S. Hackett

2)   Check the Appropriate Box if a Member of a Group           (a) /X/
                                                                (b) / /
3)   SEC Use Only

4)   Source of Funds (See Instructions)                         OO

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                             / /

6)   Citizenship or Place of Organization:                      USA

                       7)  Sole Voting Power
NUMBER OF SHARES           72,494
                       8)  Shared Voting Power
BENEFICIALLY OWNED         12,401,514
BY EACH REPORTING      9)  Sole Voting Power
                           72,494
PERSON WITH            10) Shared Dispositive Power
                           12,401,514
11)  Aggregate Amount Beneficially Owned by Each Reporting      12,474,008
     Person: (excludes consideration of possible conversion right of Series B Preferred Stock)

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                          / /

13)  Percent of Class Represented by Amount in Row (11)         23.6%

14)  Type of Reporting Person (See Instructions)                IN






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                                  SCHEDULE 13D


CUSIP No. 45768 A 10 4

1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

     Harlaxton Limited Partnership

2)   Check the Appropriate Box if a Member of a Group           (a) /X/
                                                                (b) / /
3)   SEC Use Only

4)   Source of Funds (See Instructions)                         OO

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                             / /

6)   Citizenship or Place of Organization:                      Florida

                       7)  Sole Voting Power
NUMBER OF SHARES
                       8)  Shared Voting Power
BENEFICIALLY OWNED         6,865,926
BY EACH REPORTING      9)  Sole Voting Power

PERSON WITH            10) Shared Dispositive Power
                           6,865,926
11)  Aggregate Amount Beneficially Owned by Each Reporting      6,865,926
     Person: (excludes consideration of possible conversion right of Series B Preferred Stock)

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                          / /

13)  Percent of Class Represented by Amount in Row (11)         13.0%

14)  Type of Reporting Person (See Instructions)                PN






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     This Schedule 13D is filed with the Securities and Exchange Commission
("Commission") by Douglas S. Hackett and Harlaxton Limited Partnership in connection with their acquisition of more than 5% of the issued and outstanding Common Stock of Innovative Software Technologies, Inc. on April 16, 2001.

ITEM 1.    SECURITY AND ISSUER
           -------------------

     This Schedule 13D relates to the common stock, $.001 par value ("Common Stock"), of Innovative Software Technologies, Inc., a California corporation (the "Company"), whose principal executive offices are located at 5072 North 300 West Provo, Utah 84604.

ITEM 2.    IDENTITY AND BACKGROUND
           -----------------------

     This Schedule 13D is filed by Douglas S. Hackett ("Mr. Hackett") and Harlaxton Limited Partnership ("Harlaxton").

     Mr. Hackett is an individual whose present primary occupation is as Chief Executive Officer, President and Chairman of the Board of Directors of the Company with an office at 204 N.W. Platte Valley Drive, Riverside, Missouri 64150. Mr. Hackett has held this position since 2001 and has been a member of the Board of Directors of the Company since 2001. During the last five years, Mr. Hackett has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Hackett is a citizen of the United States.

     Harlaxton is a Florida limited partnership and its general partners are Mr. Hackett and Robin Hackett ("Robin"). The principal business of Harlaxton is family investments. The principal address of Harlaxton is 657 Tom Ct., Winter Springs, Florida 32708. Harlaxton has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has Harlaxton been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           -------------------------------------------------

     On April 16, 2001, Mr. Hackett acquired beneficial ownership of 12,751,008 shares of Common Stock in connection with the combination of Hackett Media Inc. ("HMI") with the Company (the "combination"), including (a) 4,904,235 shares (adjusted for 3-for-1 stock split on August 10, 2001) in exchange for 125 shares of the common stock of HMI, which he and his spouse acquired in joint tenancy with right of survivorship, (b) 6,865,926 shares (adjusted for 3-for-1 stock split on August 10, 2001) in exchange for 175 shares of the common stock of HMI, which were acquired by Harlaxton of which Mr. Hackett is one of two general partners, and (c) 980,847 shares (adjusted for 3-for-1 stock split on August 10, 2001) in exchange for 25 shares of the common stock of HMI, which were acquired by JCL Holdings, Inc. of which Mr.



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Hackett is the sole shareholder and the President and Secretary ("JCL").
Harlaxton acquired 6,865,926 shares (adjusted for 3-for-1 stock split on August 10, 2001) of Common Stock on the same date as described in the clause (b) above.

     On December 31, 2001, Mr. Hackett acquired 248,491 shares of Series B Preferred Stock in exchange for his release of $248,491 of debt the Company owed to him.

     On January 1, 2003, Mr. Hackett acquired 40,000 shares of Series B Preferred Stock as compensation for his service on the board of directors of the Company for the 2002 and 2003 fiscal years.

     On February 13, 2003, Mr. Hackett received 72,494 shares of Common Stock as a stock dividend on his Series B Preferred Stock.

ITEM 4.    PURPOSE OF THE TRANSACTION
           --------------------------

     Mr. Hackett and Harlaxton acquired the shares described in Item 3 for investment purposes. Depending on market conditions and other factors that Mr. Hackett may deem material to his investment decisions, Mr. Hackett and Harlaxton may purchase additional shares or may dispose of all or a portion of the shares that either of them now owns or hereafter may acquire. Mr. Hackett is also entitled to annual dividends of Common Stock in connection with his ownership of Series B Preferred Stock as described in Item 5(a) of this Schedule 13D.

     Except as set forth in this Item 4, neither Mr. Hackett nor Harlaxton have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER
           --------------------------------

     (a) As of August 26, 2003, Mr. Hackett beneficially owns 12,474,008 shares of Common Stock, which accounts for 23.6% of the issued and outstanding shares of Common Stock. Under the Series B Preferred Stock Certificate of Designation ("Certificate of Designation"), holders of Series B Preferred Stock have the immediate right to convert their Series B Preferred Stock into no more than 3,000,000 shares of Common Stock in the aggregate and the conversion price is based on the market price of the Common Stock. To date none of the Series B Preferred Stock has been converted into Common Stock, thus, all the 3,000,000 shares of Common Stock are still available for such conversion. Because the conversion is based on the market price of the Common Stock, Mr. Hackett may beneficially own up to an additional 3,000,000 shares of Common Stock. Annually, holders of the Series B Preferred Stock are entitled to stock dividends of Common Stock based on a formula described in the Certificate of Designation, which is dependent on the market price of the Common Stock. Mr. Hackett has sole voting and dispositive power as to the Series B Preferred Stock held by him.

     Harlaxton beneficially owns 6,865,926 shares of Common Stock, which accounts for 13.0% of the issued and outstanding shares of Common Stock.


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     (b)  As of August 26, 2003, Mr. Hackett has the sole power to vote and dispose of 72,494 shares of Common Stock. Mr. Hackett shares the power to vote and dispose with (i) his spouse, Robin, 4,639,235 shares held in joint tenancy with right of survivorship with Mr. Hackett's spouse, Robin Hackett ("Robin");
(ii) Harlaxton and Robin, the other general partner, 6,865,926 shares held by Harlaxton, for which Mr. Hackett is the sole general partner, and (iii) JCL 980,847 shares held by JCL, of which Mr. Hackett is the President and Secretary and the sole shareholder.

     Robin is an individual. To Mr. Hackett's knowledge, (i) Robin's present primary occupation is as a homemaker, (ii) she resides at 6500 Turnberry Ct., Parkville, Missouri 64152; (iii) during the last five years, she has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws; and (iv) she is a citizen of the United States.

     Harlaxton shares with Mr. Hackett and Robin, its general partners, the power to vote and dispose of 6,865,926 shares of Common Stock.

     JCL shares with Mr. Hackett the power to vote and dispose of 980,847 shares of Common Stock. JCL beneficially owns 980,847 shares of Common Stock, which accounts for 1.9% of the issued and outstanding shares of Common Stock. JCL is a Missouri corporation. The principal business of JCL is database and other consulting. The principal address of JCL is 117 English Landing Drive, Parkville, Missouri 64152. JCL has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has JCL been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) During the past 60 days, neither Mr. Hackett nor Harlaxton has purchased or sold securities of the Company.

     (d) No person other than Mr. Hackett, Harlaxton, JCL and Robin (whose ownership rights are described in the Schedule 13D) has the right to receive or direct dividends or sale proceeds from the securities.

     (e) Not Applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           ---------------------------------------------------------------------
           TO SECURITIES OF THE ISSUER:
           ---------------------------

     None

ITEM 7.    EXHIBITS
           --------

      Exhibit No.

     1.   Statement of Joint Filing


                                  PAGE 6 OF 8
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     2.   Series B Preferred Stock Certificate of Designation (incorporated herein by reference from Exhibit 3.4 to our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 15, 2003).

     3. Financing Agreement dated January 25, 2001 among Iwasaka Investments Limited, Shane Hackett and Hackett Media, Inc. (incorporated herein by reference from Exhibit 4.6 to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 15, 2003).

     4.   Share Exchange Agreement (incorporated herein by reference from
          Exhibit 2.1 to the Company's June 13, 2001 Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 15,
          2001).





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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 26, 2003                     /s/ Douglas S. Hackett
                                    ----------------------------------------
                                    Douglas S. Hackett


                                    Harlaxton Limited Partnership

August 26, 2003                     By: /s/ Douglas S.
                                        ------------------------------------
                                        Douglas S. Hackett, General Partner




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